Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 18, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Lisa Larkin

Re: RiverNorth Managed Duration Municipal Income Fund II, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281400; 811-23713); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Ms. Larkin:

This letter responds to the staff’s comments that you provided via telephone on November 5, 2024 and November 19, 2024, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING Comments

1.	Please describe the discrepancy between the asset coverage ratio with respect to tender option bond transactions listed on page 13 of the Prospectus and such ratio listed in the Fund’s Form N-CSR.

The Fund respectfully notes that the asset coverage disclosed in the Fund’s Financial Highlights were inadvertently included in the Fund’s annual report and will be removed in future shareholder reports .

2.	Please ensure that the Fund’s Form N-CSR filing is hyperlinked in all locations.

The Fund confirms that the Form N-CSR filing will be hyperlinked in all locations in the Revised Registration Statement.

3.	With respect to the Fee Table that is incorporated by reference to the Fund’s Form N-CSR, please revise the first sentence of the disclosure in footnote 5, which appears to be missing language related to TOBs.

The Fund will revise the disclosure accordingly in the Revised Registration Statement:

“Interest and fees on leverage in the table reflect the cost to the Fund of ~~and~~ TOB transactions, expressed as a percentage of the Fund’s net assets as of June 30, 2024.”

4.	The “Use of Leverage” section of the Prospectus states the following: “With respect to the Fund’s anticipated investments in TOB Residuals issued by a tender option bond trust (as further discussed below under “-Tender Option Bonds”), the Fund will treat such instruments as derivatives in compliance with Rule 18f-4 under the 1940 Act.” Please explain why the Fund includes asset coverage ratios in the Financial Highlights consistent with the treatment of TOB residuals as senior securities.

The Fund confirms that the TOB transactions are treated as derivatives in compliance with Rule 18f-4 under the Investment Company Act of 1940. The Fund notes that the asset coverage ratios with respect to floating rate obligations in the Fund’s Financial Highlights were inadvertently included in the Fund’s annual report and will be removed in future shareholder reports.

DISCLOSURE Comments

5.	Please add the following undertaking to the Part C of the Registration Statement or explain why the Fund does not believe such undertaking should be included: “The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the registration statement relating to such rights has been declared effective.”

The requested change will be made in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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